

July 29, 2010

Mr. Paul Howes
Chief Executive Officer
Newpark Resources, Inc.
2700 Research Forest Drive, Suite 100
The Woodlands, TX 77381

     Re: **Newpark Resources, Inc.**
           Form 10-K for the Fiscal Year Ended 12/31/2009
           Filed March 3, 2010
           Proxy Statement on Schedule 14A
           Filed April 26, 2010
           File No. 1-02960

Dear Mr. Howes:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 24

1.   In the first paragraph, you suggest in part that "decreases in working capital provided $81.0 million of cash." It is unclear why a decrease in working capital would yield an increase in cash. Conversely, increased cash typically would have a positive effect on working capital. We also note the corresponding disclosure in your Form 10-Q for the first quarter indicating that "increases in working capital used $21.5 million of cash." Please provide revised disclosure to clarify. In the alternative, if true, explain in necessary detail why your definition of working capital does not include cash as a component of current assets.

Schedule 14A

Board Leadership and Risk Management, page 10

2.   We note your disclosure that your board "…delegates to the Compensation Committee the assessment of our company's compensation plans with regard to whether such plans encourage the taking of inappropriate risks." Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary, and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director